Filed Pursuant to Rule 424(b)(3)
Registration Nos.    033-08857-99
033-59435-99
333-125001

PROSPECTUS SUPPLEMENT

to

PROSPECTUS DATED AUGUST 20, 2007

The attached Current Report on Form 8-K dated August 31, 2007 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated August 20, 2007.

The date of this Prospectus Supplement is August 31, 2007

FORM 8-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 31, 2007

TELEPHONE AND DATA SYSTEMS, INC.

(Exact name of registrant as specified in their charter)

Delaware	001-14157	36-2669023
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 North LaSalle Street, Suite 4000, Chicago, Illinois		60602
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (312) 630-1900

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)           As previously disclosed, effective August 15, 2007, D. Michael Jack, retired as an employee and resigned from his position as Senior Vice President and Corporate Controller and principal accounting officer of Telephone and Data Systems, Inc. (“TDS”).

(c) (1) On August 31, 2007, TDS announced that Douglas D. Shuma was appointed Senior Vice President and Corporate Controller of TDS effective September 1, 2007.  In such capacity, Mr. Shuma will serve as TDS’s principal accounting officer.

(2) Mr. Shuma, age 46, will serve as Senior Vice President and Controller and principal accounting officer for a term commencing on September 1, 2007 until his successor is elected and qualifies.

Mr. Shuma holds no other positions or offices with TDS. There is no arrangement or understanding between Mr. Shuma and any other person pursuant to which he was selected to serve in such office, except for the letter agreement relating to his employment discussed below to the extent applicable.

Mr. Shuma has no family relationship with any director or executive officer or person nominated or chosen by TDS to become a director or executive officer of TDS.

Since the beginning of 2006, there has not been any transaction, or series of similar transactions, and there is not currently any proposed transaction, or series of similar transactions, to which TDS or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000, in which Mr. Shuma had or will have a direct or indirect material interest, except for the letter agreement relating to his employment discussed below to the extent applicable.

Since 2006, Mr. Shuma was a consultant at Douglas Financial Consultants, a company that he founded.  Before that time, he was the Vice President and Controller of Baxter International Inc. for over five years.  Further information with respect to Mr. Shuma is incorporated by reference herein from the press release attached hereto as Exhibit 99.1.

(3) Mr. Shuma entered into a letter agreement with TDS that is effective upon his employment with TDS on September 1, 2007.  This letter agreement provides for Mr. Shuma’s employment as Senior Vice President and Corporate Controller in consideration for a base salary, bonus payments, awards of stock options and participation in TDS benefit plans subject to certain conditions.  The material terms of such letter agreement are incorporated by reference herein from the complete letter agreement which is attached hereto as Exhibit 10.1.

Item 9.01.  Financial Statements and Exhibits

(d)       Exhibits:

In accordance with the provisions of Item 601 of Regulation S-K, any Exhibits filed or furnished herewith are set forth on the Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on their behalf by the undersigned, thereto duly authorized.

Telephone and Data Systems, Inc.

(Registrant)

Date: August 31, 2007

By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed or furnished herewith as noted below.

Exhibit No.	Description
10.1	Employment Offer Letter Agreement from TDS dated August 16, 2007 and accepted on August 17, 2007 by Douglas D. Shuma Effective September 1, 2007

99.1	Press Release dated August 31, 2007

Exhibit 10.1

30 North LaSalle

Suite 4000

Chicago, IL  60602

312-630-1900 Office

312-630-9299 Fax

TELEPHONE AND DATA
SYSTEMS, INC.

August 16, 2007

Mr. Douglas D. Shuma

RE:          SENIOR VICE PRESIDENT – CORPORATE CONTROLLER

Dear Doug,

I, Ted Carlson and all the other members of TDS and business unit management teams with whom you met are most impressed with you and the talents you would bring to our senior management team as TDS’s Senior Vice President – Corporate Controller.  In this capacity you would report directly to me and be responsible for significantly improving the effectiveness, credibility and leadership of all controllership areas.  Over the longer run, we are looking to you to provide the vision, strategies, programs, metrics and overall direction required for the TDS Corporate accounting organization to deliver maximum support, assistance and value to the business units and TDS Corporate.

More specifically, you will be tasked with carrying out the duties and responsibilities outlined in the attached Position Specification Statement.  In doing so, you will, of course, have my full support and that of Ted Carlson and the entire corporate management team.

It is very clear Doug that you have the talent, experience, leadership ability, integrity and problem solving skills necessary to do an outstanding job in this important and challenging role; and I am sure you will do exactly that.  In addition to the excellent managerial, technical and collaborative skills you will bring to this position, your background fits very well with our needs.  In particular, your valuable experience in developing and leading strong accounting organizations; making needed improvements in accounting programs, processes and controls; in handling internal and external reporting and Sarbanes Oxley compliance; as well as working in public accounting, will serve you well as TDS’s Senior Vice President – Corporate Controller.

Our offer to you reflects the important responsibilities of this position and our complete confidence in your ability and resolve to handle them in an excellent manner.  We believe that it will provide you with the basis on which to make a decision to join our senior corporate leadership team.  Our offer is as follows:

•                  A base salary at the annual rate of $260,000 per year through December 31, 2007, with a performance review following year-end 2007 for an increase that would be effective January 1, 2008.  Our policy is to review corporate executives’ performance and salary annually as of January 1st.

•                  Your target bonus opportunity will be 35% of your base salary for the year.  You will be eligible for a 2007 prorated bonus based on the time you serve as TDS Senior Vice President – Corporate Controller.  With superior company and individual performance, you can expect to earn bonuses significantly above your target bonus percentage.  TDS’s bonus awards are based 70% on assessed individual performance and 30% on company performance.

•                  Participation in the TDS Long-Term Incentive Program (LTIP), with your awards for 2007 performance (granted in 2008) being prorated for the time you are employed by TDS.  Target awards are determined annually and depend on what happens with respect to LTI awards in the marketplace.  The target award for 2006 (granted in 2007) for your position was 110% of base salary.  Your target LTI award for 2007 will be no more than plus or minus 15% of this percentage.

Your actual award in 2008 will depend on your assessed performance and that of our business units against their approved bonus programs.  More specifically, the 2008 LTIP target awards are expected to be structured similar to, or the same as, the 2007 awards:

Grant Type	% of Target 2007 LTI Value	Explanation
Automatic Stock Options	20%	Grant based on target LTI amount for position (no performance conditions).
Performance Stock Options	45%	Grant is determined by assessed individual performance.
Performance Restricted Stock	35%

Grant is based on Company performance. Specifically, 75% of target value based on results of the objective measures in the annual USCC senior management bonus program, 25% of target value based on results of the objective measures in the TDS Telecom senior management bonus program.

•                  The same medical, life insurance and pension program which TDS has extended to our executive employees.

•                  A company car under our company car policy for senior level executives.  More specifically, you will be able to purchase a company car of your choice with TDS paying up to $42,000 of the cost of the vehicle if it is a 2007 model.  (The $42,000 includes the base price of the car, all options and freight.  It does not include taxes, titles and other fees, which TDS will pick up.)

2

•                  A health club membership, should you care to join one.

•                  Three weeks of vacation a year to be taken, of course, at times that will not jeopardize performance of your duties.

Our offer has one contingency.  Like any other new TDS employee, you must pass a drug screen. This can be done either before or after you start work with us.

In summary, Doug, I believe you will find this employment offer to be quite attractive.  Ted Carlson and I have every confidence that you can perform this vital senior management position in a superior manner.  There is, in our view, an excellent fit between your experience, talents, ambitions, and our need for a top-flight, highly motivated Senior Vice President – Corporate Controller.  In this position, as you are well aware, you will play a key leadership role in determining TDS’s future progress and success.

Doug, please call me or Don Render if you have any questions about this offer.  Assuming it is acceptable to you, please sign as indicated below, and send me a copy of this letter.

Very truly yours,

/s/ Kenneth R. Meyers
Kenneth R. Meyers
Executive Vice President and CFO

KRM/nu

Enclosure

cc:	Ted Carlson	Ted Herbert	Don Render

Acknowledged and Accepted By:

/s/ Douglas D. Shuma			8/17/07
Douglas D. Shuma			Date

3

Exhibit 99.1

Contact:	Mark A. Steinkrauss, Vice President - Corporate Relations
Telephone and Data Systems, Inc. (312) 592-5384 mark.steinkrauss@teldta.com

Julie D. Mathews, Manager – Investor Relations
Telephone and Data Systems, Inc. (312) 592-5341 julie.mathews@teldta.com

TDS ANNOUNCES APPOINTMENT OF DOUGLAS D. SHUMA
AS SENIOR VICE PRESIDENT AND CORPORATE CONTROLLER

CHICAGO – Aug. 31, 2007 – Telephone and Data Systems, Inc. [AMEX: TDS, TDS.S] today announced the appointment of Douglas D. Shuma as senior vice president and corporate controller of TDS.   Shuma, 46, will report to Kenneth R. Meyers, executive vice president and chief financial officer, and will be based in the company’s Middleton, Wis. office.

Mr. Shuma will be responsible for financial reporting, corporate accounting, accounting policy, tax planning and internal controls.

Shuma came to TDS from his own successful company which provided consulting services to large publicly traded corporations dealing with complex financial, accounting and business development issues.  Previously he served as vice president and corporate controller for Baxter International, Inc., Deerfield, Ill. for eight years.  He has also been associated with Caremark International, Inc., Northbrook, Ill., where he served as assistant corporate controller for five years and with PricewaterhouseCoopers LLP for nine years, where he held a number of positions with increasing levels of responsibility.

A certified public accountant, Shuma holds a Bachelor of Science in Accounting Science from the University of Illinois, Urbana – Champaign, IL.

Kenneth R. Meyers, TDS executive vice president and chief financial officer said, “We are very pleased to have Doug join our team.  He has a wealth of experience having led numerous financial, administrative and corporate finance functions.  Doug’s technical accounting expertise, background in policy setting and internal controls, and proven leadership ability will be valuable to our organization.”

About TDS

TDS is a diversified telecommunications corporation founded in 1969. Through its business units, U.S. Cellular and TDS Telecom, TDS operates primarily by providing wireless, local telephone and broadband services. As of June 30, 2007, the company employed 11,600 people and served 7.2 million customers/units in 36 states.

###